SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2001

                              --------------------

                                 ACTIVCARD S.A.
             (exact name of registrant as specified in its charter)

                              --------------------

                        24-28 Avenue du General de Gaulle
                           92156 Suresnes Cedex France
                    (Address of Principal Executive Offices)

                              ---------------------

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           FORM 20-F |X| FORM 40-F|_|

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 YES |_| NO |X|

                           Forward-Looking Statements

                  This Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures which are "Forward-looking statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the ActivCard S.A. 1999 Annual Report, which is available from the Company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

                  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                ----------------

                  This Form 6-K includes the Press Release, "ActivCard Reports 100% Fourth Quarter Revenue Growth," dated January 31, 2001.


                  The Company today also filed a Form 6-K with the Securities and Exchange Commission in a paper form rather than electronically. This paper filed Form 6-K included the package that was distributed to the Company's shareholders in anticipation of the Company's Mixed Shareholders Meeting held on May 3, 2000, which package included:

               o Notice of Mixed Shareholders Meeting to be held on May 3, 2000.

               o Report of the Board of Directors to the Mixed Shareholders Meeting of May 3, 2000.

               o Text of the Resolutions Submitted for Approval at the Mixed Shareholders Meeting of May 3, 2000.

               o  Other Documents:

                    o Summary of Unconsolidated Financial Statements dated December 31, 1999.

                    o Five Year Summary Financial Information (Holding Company only).

                    o    Form Request for Additional Documents.

                    o    Request for an Admission Card.

                    o    Access Plan to Hotel Royal Parc.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: January 31, 2001

                            ACTIVCARD S.A.



                            By: /s/Jean-Gerard Galvez
                                ------------------------------------------------
                                Name:    Jean-Gerard Galvez
                                Title:   President and Chief Executive Officer

FOR IMMEDIATE RELEASE
---------------------

                             ACTIVCARD REPORTS 100%
                       FOURTH QUARTER 2000 REVENUE GROWTH

PARIS, France, and FREMONT, Calif., January 31, 2001-- ActivCard S.A. (Easdaq:ACTI / Nasdaq:ACTI), a global provider of leading authentication and electronic certification solutions for e-Business communications and transactions, today announced that fourth quarter 2000 revenue approximately doubled to a record $6.1 million over revenue of $3.1 million in the comparable period of 1999. For the year ended December 31, 2000, ActivCard revenue increased 76% to $18.1 million from $10.3 million in the previous year.

"Our fourth quarter performance reflects terrific sales momentum, new strategic business relationships and our technology leadership in the fast-growing segment of managed digital identity solutions," commented Jean-Gerard Galvez, chairman and chief executive officer. "The fourth quarter's record revenue, along with a record 64% gross margin, allowed ActivCard to accelerate its spending in Sales and Marketing, and investments in R&D to capitalize on the numerous opportunities currently being presented to the Company. This led to a fourth quarter operating loss of $4.8 million compared to an operating loss of $3.7 million for the same quarter of 1999. Net income for the quarter, excluding non-cash foreign exchange losses, was $100,000."

Excluding the non-cash accounting entry for unrealized currency transaction losses for the fourth quarter 2000 net income was $100,000, or $0.00 per diluted share, compared to a net loss of $3.9 million, or $0.13 per diluted share in the fourth quarter of the previous year. Operating loss for the year ended December 31, 2000, was $16.0 million compared to $15.7 million for fiscal 1999. Net loss for 2000, excluding the non-cash currency transaction gain, was $356,000, or $0.01 per share, compared to net loss of $16.2 million, or $0.56 per share in 1999.

Mr. Galvez continued, "We believe that ActivCard technology is significantly ahead of the competition. During the quarter, we continued our efforts to protect our intellectual property, and strengthened our relationships with network platform providers, systems integrators, and OEMs. We feel this positions ActivCard's technology as an emerging standard for this growing digital identity market."

"We are extremely excited about the opportunities available to ActivCard both in the near-term and future. Governments and businesses are reacting to the need to run their operations more efficiently, securely, and easily than ever before. The installed infrastructure base does not acceptably satisfy these ever more challenging demands. ActivCard enables organizations to transform their existing infrastructure into next generation networks capable of employing the power of digital identity management. This is the reason that organizations such as the US Department of Defense, Sun Microsystems, and Citigroup are using ActivCard's solutions to enable a number of their existing systems to dynamically manage and leverage the benefits of digital identity.

"Our challenge is to take advantage of the many exciting opportunities that continually present themselves to us. We are being invited to participate in global opportunities that are substantially larger than the scale of our existing business model. The sales cycle for these opportunities is longer and we are required to invest resources earlier in the cycle relative to our existing business model. To fully realize the potential of the market, throughout the year, we expect to invest heavily in R&D and further expand our sales and marketing efforts as part of our ongoing education of the market, while managing our business in a controlled manner. Throughout 2001, our goal is to grow revenue sequentially and achieve 100-120% year-over-year growth," concluded Mr. Galvez.

ActivCard's fourth quarter earnings conference call will be held today, Wednesday, January 31, at 4:00 p.m. GMT/11:00 a.m. EST/8 a.m. PST. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's website, www.activcard.com, and on www.streetfusion.com. To listen to the webcast, please logon to either website prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the live webcast will also be available at http://www.activcard.com.

About ActivCard
ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communication and transactions. The ActivCard technology suite offers the ease-of-use of an ATM transaction with a security level better than a face-to-face meeting. ActivCard solutions, in conjunction with the applications support for public key based data confidentiality and integrity, allow individuals and businesses to perform secure online transactions over the Internet. Today, more than 1.5 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan, Sweden, Singapore and United Kingdom.

This press release contains forward-looking statements which reflect management's best judgement based on factors currently known. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those in the statements included in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                 Unaudited Condensed Consolidated Statements of
                       Operations (US GAAP) (In thousands
                        of US dollars, except share data)

-----------------------------------------------------------------------------------------------------------------------

          Statements of Operations                    Three months ended                    Twelve months ended
                                                          December 31,                          December 31,
                                            ---------------------------------------------------------------------------

                                                    2000               1999               2000               1999
-----------------------------------------------------------------------------------------------------------------------
Revenues                                    $      6,126         $      3,066         $     18,081         $     10,262

Cost of sales                                      2,195                1,407                6,991                5,337

                                            ---------------------------------------------------------------------------
Gross profit                                       3,931                1,659               11,090                4,925

Operating expenses
Research and development                           2,451                1,609                8,097                5,233
Selling and marketing                              5,167                3,107               15,657                9,829
General and administrative                         1,120                  680                3,344                5,603

                                            ---------------------------------------------------------------------------
Total operating expenses                           8,738                5,396               27,098               20,665

Loss from operations                              (4,807)              (3,737)             (16,008)             (15,740)

Interest income (expense)                          4,907                 (166)              15,653                 (449)
Foreign exchange gain (loss)                     (18,014)                 338               14,429                  262
                                            ---------------------------------------------------------------------------
Other income (expense)                           (13,107)                 172               30,082                 (187)

Income tax expense (recovery)                       --                     15                   (1)                  15

Net profit (loss)                           $    (17,914)        $     (3,550)        $     14,073         $    (15,912)
                                            ===========================================================================

Earnings (loss) per common share:

           Basic                            $      (0.45)        $      (0.12)        $       0.37         $      (0.55)
                                            ===========================================================================

           Diluted                          $      (0.45)        $      (0.12)        $       0.34         $      (0.55)
                                            ===========================================================================

Weighted average number of
      common shares

           Basic                              39,833,777           30,704,565           37,897,417           29,114,715
                                            ===========================================================================

           Diluted                            39,833,777           30,704,565           42,215,045           29,114,715
                                            ===========================================================================
----------------------------------------------------------------------------------------------------------------------

1/ General and administrative expense for the second quarter of the year 1999 includes $3.04 million resulting from the settlement of a two-year old legal action.

            Unaudited Condensed Consolidated Balance Sheets (US GAAP)
                          (In thousands of US dollars)

--------------------------------------------------------------------------------

                                          December 31,         December 31,
                                              2000                 1999

--------------------------------------------------------------------------------

ASSETS

Cash & equivalents                         $ 309,850              $  8,790

Accounts receivable                            5,835                 2,576

Inventory                                      3,480                 1,224

Prepaid and other current assets               4,259                 1,808

                                         ---------------------------------------
Total current assets                         323,424                14,398

Property and equipment, net                    1,838                   888

Other assets                                   1,188                 1,148

                                         ---------------------------------------

TOTAL ASSETS                               $ 326,450              $ 16,434


LIABILITIES AND SHAREHOLDERS'
EQUITY

Total current liabilities                   $ 11,579              $  5,953

Long-term debt                                   108                   230

Convertible bonds                                 --                 9,259

Total equity                                 314,763                   992

                                         ---------------------------------------

TOTAL LIABILITIES and EQUITY               $ 326,450              $ 16,434

--------------------------------------------------------------------------------

       Unaudited Condensed Consolidated Statements of Cash Flows (US GAAP)
                          (In thousands of US dollars)

------------------------------------------------------------------------------------------------

                                                             Twelve months ended December 31,
                                                          --------------------------------------
                                                            2000                  1999

------------------------------------------------------------------------------------------------
CASH BALANCES
-----------------------------------------------
o   Beginning balance                                      $   8,790             $   4,150
o   Ending balance                                           309,850                 8,790

                                                          --------------------------------------
CASH FLOW                                                  $ 301,060             $   4,640
                                                          ======================================

CASH FLOW ANALYSIS
-----------------------------------------------
Cash flow from operations
o   Net income (loss)                                      $  14,073            $  (15,912)
o   Less: interest income and fx gain (loss)                (30,082)                   187
o   Depreciation                                                 851                 1,164
o   Deferred compensation on issuance of shares                  125                 2,400
o   Other non cash expense                                     (593)                   161
Increase (decrease) in cash from:
          Accounts receivable                                (3,259)                  (452)
          Inventory                                          (2,256)                  (270)
          Other currents assets                              (1,820)                  (557)
          Other assets                                         (476)                   (79)
          Suppliers advance                                    (105)                   (65)
          Other current liabilities                               74                    (8)
          Accrued expenses                                       176                  (331)
          Accrued payroll & related benefits                     562                   516
          Accounts payable                                     2,523                   332
          Advance from customers                               3,240                   154
                                                          --------------------------------------
o   Changes in other working capital                         (1,341)                  (760)
                                                          --------------------------------------
Total cash flow from operations                             (16,967)               (12,760)
                                                          ======================================

Cash flow from investments
o   Property and equipment purchases, net                    (1,673)                  (255)
o   Other long-term assets                                     (119)                    --
                                                          --------------------------------------
Total cash flow from investments                             (1,792)                  (255)
                                                          ======================================

Cash flow from financing
o   Interest income and fx gain (loss)                        30,082                  (187)
o   Issuance of common shares                                305,406                13,251
o   Proceeds from issuance of detachable warrants                 --                   344
o   Proceeds from convertible loan                                --                 5,656
o   Net repayment of  long-term debt                           (821)                (1,039)
                                                          --------------------------------------
Total cash flow from financing                               334,667                18,025
                                                          ======================================
o   Effect on exchange rate changes                         (14,848)                  (370)

CASH FLOW                                                  $ 301,060             $   4,640
------------------------------------------------------------------------------------------------

Contacts, United States:
INVESTORS:                           MEDIA:                                     COMPANY:
Teresa Thuruthiyil, Ty George        Ron Heckmann, Christopher Katis            Rod Stuhlmuller
Morgen-Walke Associates              Morgen-Walke Associates                    ActivCard, Inc.
415-296-7383                         415-296-7383                               510-574-0100

Contacts, Europe:
INVESTORS:                           MEDIA:                                     COMPANY:
Nicole Curtin, Ronald Dassa          Lorie Lichtlen                             David Dieumegard
Morgen-Walke Associates              Morgen-Walke Associates                    ActivCard
33-1-47-03-6810                      33-1-47-03-6810                            33-1-42-04-8400

                                              ###